Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES OPERATIONS UPDATE

Thousand Oaks, CALIFORNIA, September 9, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to provide an operations update on its latest wells in its Tishomingo field in Oklahoma.

LOVINA WELLS

The initial thirty-day average production rate for the Lovina 9-16-1H well is 565 barrels of oil equivalent per day (“BOEPD”) with 463 barrels of oil per day (“BOPD”), the Lovina 9-16-2H is 629 BOEPD with 510 BOPD, the Lovina 9-16-3H well is 510 BOEPD with 413 BOPD, and the Lovina 9-16-4H is 428 BOEPD with 355 BOPD. The combined thirty-day production rates from the four wells is higher than our previously disclosed early initial production rates, with the 3H production rate increasing 22% and the 4H rate increasing 33% from those initial rates. The Lovina wells are continuing to produce much higher percentages of oil than many of our previously drilled wells, as they are only producing about 7% natural gas. The higher oil percentage and longer well lengths, combined with our controlled and conservative flowback, should lead to lower decline rates for these wells.

FORGUSON WELL

The Forguson 17-20-3H well is continuing to flow back the fracture stimulation fluid and is currently making about 160 BOEPD with 115 BOPD. As expected, the flowback is taking longer than our other wells in the field since this well is shallower. Only about 2.6% of the fracture stimulation fluid has been recovered, and the well has continued to improve as more fracture stimulation fluid is being recovered. As a comparison, the four Lovina wells have recovered between 7% and 10% of their fracture stimulation fluid. Kolibri is operator and has a 46% working interest in this well, which is testing the economics of our 3,000 acres that is located on the eastern side of our acreage.

BARNES 6-31-2H AND 6-31-3H WELLS

Casing is currently being run in the Barnes 6-31-2H after which the rig will move over to drill the Barnes 6-31-3H well. These wells are both planned to be 1.5-mile laterals with Kolibri having a 100% working interest in both wells. Once the drilling of these wells is complete, completion operations are planned to be at the same time as with the previously drilled Velin wells.

Wolf Regener, President and CEO, commented, “Operations on all fronts are proceeding well. The high oil percentage from the Lovina wells is expected to lead to higher netbacks for the Company and slower decline rates. For the Forguson well, we will continue monitoring the flowback and look forward to seeing the ultimate productivity of this well on our east side acreage.

“The east side acreage, where the Forguson well is located and Kolibri has approximately 3,000 net acres, is not included in the December 31, 2024, reserve report. The Caney target for the Forguson well has very similar characteristics and thickness as in the main part of the field in Kolibri’s proved acreage, except that it is shallower. If the Forguson well proves to be economic, in addition to adding cash flow, it could lead to additional development locations for the Company.”

“We are looking forward to the additional production and cash flow from all of these wells, which we expect will significantly increase the Company’s cash flow and add incremental value to our shareholders.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Product Type Disclosure

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

In this news release and the Company’s other public disclosure, the Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. The references to Boes reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2024 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2024, which the Company filed on SEDAR+ on March 13, 2025.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, wells performing as anticipated, including anticipated increases in production, cash flow, higher netbacks, rates of return and efficiencies, statements regarding drilling and completing the Barnes 2H and 3H wells, anticipated results from the Forguson 3H, Lovina 1H, Lovina 2H, Lovina 3H and Lovina 4H wells, and statements regarding additional development locations for the Company. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.